

December 12, 2013

Via E-mail
Daniel R. Feehan
Chief Executive Officer
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

> **Re: Cash America International, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 12, 2013**
> **File No. 333-192279**

Dear Mr. Feehan:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm

that the offer will be open at least through midnight on the twentieth business day. *See* Rule 14d-1(g)(3).

The Exchange Offer, page 51

Exchange of Old Notes for Notes or Return of Old Notes, page 56

3. We note the disclosure indicating that you will issue the Notes "promptly after acceptance" of the old notes. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Modification or Termination of Exchange Offer, page 56

4. We note that you may determine in your "sole judgment" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Description of the Notes, page 59

Guarantors, page 60

5. It appears that you have provided the narrative disclosure set forth in Note 1 to Rule 3-10(f) of Regulation S-X in exhibits 99.1 and 99.2 to the Form 8-K filed on November 12, 2013. Please tell us whether each of your subsidiary guarantors is 100% owned by you, with a view to clarifying your eligibility to rely on Rule 3-10(f) of Regulation S-X. In this regard, we note that the definitions of "Subsidiary" and "Domestic Subsidiary," as set forth in the indenture dated May 15, 2013, appear to contemplate subsidiary entities that are not wholly owned by you.

6. We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the Exchange Notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. In your analysis, please focus on Section 10.09(2) of the Indenture filed as Exhibit 4.1 to the Form 8-K filed on May 15, 2013.

Exhibit 5.1. Opinion of Hunton & Williams LLP

Page 3

7. We note that in the first paragraph of this page, counsel qualifies its opinion by referencing Senior Transeastern Lenders v. Official Comm. of Unsecured Creditors, stating that "the validity and enforcement of the Guarantors' obligations under the Guarantees may be subject to the holding in that case." Please provide us with an analysis as to why counsel believes that this qualification is necessary and appropriate and why counsel does not believe that the qualification detracts from counsel's binding obligation opinion. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website.

8. Investors should not be required to look beyond the disclosure in the prospectus or the documents filed with or incorporated by reference to the prospectus to gain essential information. To the extent that counsel continues to believe that the above qualification is appropriate, please ask counsel to include in the opinion a description of the case referenced in counsel's opinion and the possible impact of the holding in that case on counsel's binding obligation opinion, or include such disclosure in the prospectus, and include in the legal opinion a cross-reference to such discussion. We may have further comment after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: L. Steven Leshin